Exhibit 99.a
FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central GoldTrust
55 Broadleaf Crescent
Ancaster, Ontario
L9G 3P2

Item 2. – Date of Material Change:

January 14, 2009

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on January 14, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On January 9, 2009, Central GoldTrust announced that it entered into an underwriting agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States under the multijurisdictional disclosure system, 975,500 Units of Central GoldTrust at U.S.$33.83 per Unit, with a right to increase the size of the offering by end of day on January 9, 2009 by up to an additional 148,000 Units at the same price.  On January 9, 2009, Central GoldTrust announced that CIBC World Markets Inc. had exercised its right to increase the size of the offering by an additional 148,000 Units.  On January 14, 2009, Central GoldTrust announced that it completed the sale of 1,123,500 Units at a price of U.S.$33.83 per Unit to CIBC World Markets Inc. and raised total gross proceeds of U.S.$38,008,005.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 304-GOLD (4653)
Facsimile:	(905) 648-4196
e-mail:	info@gold-trust.com

Item 9. – Date of Report:

January 14, 2009

SCHEDULE “A”

CENTRAL GOLDTRUST

For Immediate Release to
Canada News Wire and
U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)
NYSE ALTERNEXT US SYMBOL:     GTU (U.S. $)

CENTRAL GOLDTRUST CLOSES U.S.$38,008,005 UNIT ISSUE

TORONTO, Ontario (January 14, 2009) – Central GoldTrust of Ancaster, Ontario is pleased to announce that it has completed the sale of 1,123,500 Units of Central GoldTrust at a price of U.S.$33.83 to CIBC World Markets Inc. (the “Underwriter”), raising total gross proceeds of U.S.$38,008,005.  The Units offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

The underwritten price of U.S.$33.83 per Unit was non-dilutive and accretive for the existing Unitholders of Central GoldTrust. Substantially all of the net proceeds of the offering have been invested in gold bullion, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees.  The additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of the Unitholders of Central GoldTrust.

The new total of issued and outstanding Units of Central GoldTrust is 5,403,000. The investment holdings of Central GoldTrust are now represented by approximately 192,869 fine ounces of gold bullion, 4,785 ounces in gold certificates and approximately U.S.$4,000,000 in cash and short term notes.

The Units of Central GoldTrust are qualified investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs. The Units are also eligible investments in the United States for various regulated investors and accounts.

Central GoldTrust has filed a supplement to the base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus, the prospectus supplement and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC World Markets Corp. 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bars.  Central GoldTrust does not actively speculate with regard to short-term changes in gold prices.  Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold bullion is physically audited by Ernst & Young LLP in the presence of Central GoldTrust’s Officers and Trustees as well as bank officials.  Central GoldTrust Units are quoted on the NYSE Alternext US, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at
Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)